SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 27, 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.               Nokia Press Release dated January 27, 2005 and titled:

Nokia reports fourth-quarter 2004 net sales of EUR 9.1 billion, EPS EUR 0.23

2.              Nokia Press Release dated January 27, 2005 and titled:

Nokia Board of Directors convenes Annual General Meeting 2005 and projects a new stock repurchase plan

3.              Nokia Press Release dated January 27, 2005 and titled:

Nokia Board Corporate Governance and Nomination Committee proposes two new members to the Board of Directors

4.              Nokia Press Release dated January 27, 2005 and titled:

Nokia’s 2005 Equity Program to follow 2004 structure:

press release
January 27, 2005

Nokia reports fourth-quarter 2004 net sales of EUR 9.1 billion, EPS EUR 0.23

Nokia reports 2004 net sales of EUR 29.3 billion, EPS EUR 0.70

Nokia in Q4 2004

(all comparisons are to fourth-quarter 2003 results regrouped according to 2004 organization):

•                  Net sales increased 3% to EUR 9 063 million (EUR 8 789 million in Q4 2003), up 8% at constant currency.

•                  Operating profit decreased 19% to EUR 1 357 million (EUR 1 669 million), with an operating margin of 15.0% (19.0%).

•                  EPS (diluted) was EUR 0.23 compared with EPS (diluted) EUR 0.25 in the fourth quarter 2003 (including a 4Q 2003 EUR 0.05 net negative impact from one-time items) on net profits of EUR 1 019 million (EUR 1 168 million).

•                  Nokia mobile device volumes reached a record 66.1 million units, up 19%, resulting in an estimated market share of 34%.

•                  Mobile Phones net sales decreased 6% to EUR 5 660 million (EUR 6 038 million), with EUR 1 060 million operating profit (EUR 1 697 million) and operating margin of 18.7% (28.1%).

•                  Multimedia net sales increased 29% to EUR 1 230 million (EUR 953 million).

•                  Enterprise Solutions net sales increased 122% to EUR 280 million (EUR 126 million).

•                  Networks net sales increased 12% to EUR 1 906 million (EUR 1 706 million), with EUR 260 million operating profit (EUR 41 million) and operating margin of 13.6% (2.4%).

•                  Operating cash flow was EUR 0.8 billion (EUR 1.3 billion) and total combined cash and other liquid assets were EUR 11.5 billion (EUR 11.3 billion) at the end of the year.

Nokia in full-year 2004

(all comparisons are to full-year 2003 results regrouped according to 2004 organization):

•                  Net sales decreased 1% to EUR 29 267 million (EUR 29 455 million in 2003), up 6% at constant currency.

•                  Operating profit decreased 14% to EUR 4 330 million (EUR 5 011 million), with an operating margin of 14.8% (17.0%).

•                  EPS (diluted) was EUR 0.70 (including a EUR 0.03 net positive impact from one-time items) on net profits of EUR 3 207 million, compared with EPS (diluted) of EUR 0.75 in 2003 (including a EUR 0.06 net negative impact from one-time items) on net profits of EUR 3 592 million.

•                  Nokia mobile device volumes reached a record 207.7 million units, resulting in an estimated market share of 32%.

•                  Mobile Phones net sales were EUR 18 507 million (EUR 20 951 million) down 12%, down 5% at constant currency.  Operating profit was EUR 3 768 million (EUR 5 927 million) and operating margin 20.4% (28.3%).

•                  Multimedia net sales increased 46% to EUR 3 659 million (EUR 2 504 million), with EUR 179 million operating profit (EUR 186 million operating loss) and operating margin of 4.9% (-7.4%).

•                  Enterprise Solutions net sales increased 57% to EUR 830 million (EUR 529 million), with EUR 199 million operating loss (EUR 141 million operating loss) and operating margin of -24.0% (-26.7%).

•                  Networks net sales increased 13% to EUR 6 367 million (EUR 5 620 million), up 21% at constant currency.  Operating profit was EUR 878 million (EUR 219 million operating loss) and operating margin 13.8% (-3.9%).

•                  Operating cash flow was EUR 4.3 billion (EUR 5.3 billion) and total combined cash and other liquid assets were EUR 11.5 billion (EUR 11.3 billion) at the end of the year.

Nokia’s Board of Directors will propose a dividend of EUR 0.33 per share for 2004 (EUR 0.30 per share for 2003).

JORMA OLLILA, CHAIRMAN AND CEO:

This was a year of record-breaking mobile device volumes for our industry, which drove both the device and infrastructure markets forward. Global mobile subscriptions also rose sharply to 1.7 billion for 2004.

For Nokia, device volumes also reached new highs for the fourth quarter and full year largely backed by the ongoing boom in growth markets such as Latin America, Russia, India and China, and brisk sales of color screen and camera phones.  Our North American phone volumes were, however, disappointing.

In the fourth quarter, Nokia’s record mobile device volumes, together with sequentially stable average selling prices and better-than-expected infrastructure sales and profitability, pushed our net sales and EPS ahead of guidance.

Nokia’s full-year 2004 mobile device market share was 32%, based on an estimated market volume of 643 million units. I am pleased with our steady quarter-on-quarter market share gains during the second half.  Based on an estimated 194 million units for the market, we achieved a 34% share in the fourth quarter largely as a result of sequential market share gains in Asia-Pacific, China and Europe/Middle East/Africa.

During the fourth quarter, we started shipping the Nokia 6630, our latest 3G smartphone, and the initial response has been positive with more than 30 3G operators including it in their offering. In Western Europe, the Nokia 6230 was the top-selling phone in the industry for the fourth quarter - a first for a camera phone.  Of the 36 devices we announced in 2004, the majority had cameras and nearly all had color screens.  We also introduced additional designs with ten new clamshell models, in addition to flip-open messenger devices and the Nokia 9300 smartphone for enterprises.  During 2004, we continued to be the clear market leader in the GSM megapixel market and in smartphones, which combines a handheld computer with a mobile phone.

Nokia’s infrastructure sales and profitability in the fourth quarter exceeded our expectations due to robust year-end spending by operators combined with our shortened delivery lead times. Profitability was also positively impacted by the successful resolution of a prior customer delivery issue as well as a product mix favoring high-margin products.  In Asia-Pacific, we emerged as a clear leader in 3G WCDMA.

In our infrastructure business, 2004 was a pivotal year.  We significantly expanded our presence in India and Russia, and entered new markets in the Middle East and Africa.  In the second half, the pace of commercial 3G launches intensified in more developed markets, with the number of subscribers jumping to nearly 16 million by the end of 2004.   By the end of the year, we were a supplier to 28 of the 63 commercially launched 3G networks.

The past year was demanding for Nokia.  In response, we set five top priorities in the areas of customer relations, product offering, R&D efficiency, demand-supply management and the ability to offer end-to-end solutions.  We are making good progress in these areas, and I believe we are now better positioned to meet future challenges as a result.

Our fourth-quarter performance was clearly a reflection of the ability of the Nokia team to rapidly respond to faster-than-expected market growth.  I thank everyone for putting our customers first and stretching to meet and exceed our targets.

	NOKIA Q4 and 2004
EUR million	Q4/2004	Q4/2003	Change	2004	2003	Change
			(%)			(%)
Net sales	9 063	8 789	3	29 267	29 455	-1
Mobile Phones	5 660	6 038	-6	18 507	20 951	-12
Multimedia	1 230	953	29	3 659	2 504	46
Enterprise Solutions	280	126	122	830	529	57
Networks	1 906	1 706	12	6 367	5 620	13
Operating profit	1 357	1 669	-19	4 330	5 011	-14
Mobile Phones	1 060	1 697	-38	3 768	5 927	-36
Multimedia	164	107	53	179	-186
Enterprise Solutions	-43	-59		-199	-141
Networks	260	41		878	-219
Common Group Expenses	-84	-117		-296	-370
Operating margin (%)	15.0	19.0		14.8	17.0
Mobile Phones (%)	18.7	28.1		20.4	28.3
Multimedia (%)	13.3	11.2		4.9	-7.4
Enterprise Solutions (%)	-15.4	-46.8		-24.0	-26.7
Networks (%)	13.6	2.4		13.8	-3.9
Financial income and expenses	116	71	63	405	352	15
Profit before tax and minority interests	1 463	1 731	-15	4 709	5 345	-12
Net profit	1 019	1 168	-13	3 207	3 592	-11
EPS, EUR
Basic	0.23	0.25	-8	0.70	0.75	-7
Diluted	0.23	0.25	-8	0.70	0.75	-7

All reported Q4 and 2004 figures can be found in the tables on pages (10-12) and (19-24).

BUSINESS DEVELOPMENT AND FORECASTS

Fourth-quarter 2004 sales

Nokia fourth-quarter net sales increased 3% to EUR 9.1 billion, compared with fourth quarter 2003 (EUR 8.8 billion).  At constant currency, group net sales would have been up 8% year on year.

In Nokia’s Mobile Phones, Multimedia and Enterprise Solutions business groups, combined mobile device volume for the fourth quarter was up 29% sequentially and 19% year on year to 66.1 million units, setting a new quarterly volume record.  Market volume growth for the same periods was estimated to be 22% sequentially and 29% year on year.  Nokia’s year-on-year volume growth was fastest in China and Latin America followed by Asia-Pacific and Europe/Middle East/Africa. This was partially offset by lower volumes in North America. Latin America, Europe/Middle East/Africa and China saw the strongest sequential volume growth for Nokia.  Nokia’s estimated market share for the fourth quarter was 34%, compared with 32% in the previous quarter and 37% in the fourth quarter 2003.  The sequential market share gains were made in Asia-Pacific, China and Europe/Middle East/Africa.

Nokia’s combined mobile device net sales in euro terms were virtually flat year on year, primarily due to significantly increased sales in China, Latin America and Asia-Pacific, and moderately increased sales in Europe, offset by significantly lower sales in North America.

Mobile Phones business group fourth-quarter net sales decreased 6% year on year to EUR 5.7 billion (EUR 6.0 billion) compared with the fourth quarter 2003.  Sales were impacted by price pressure and the further weakening of the US dollar, which was only partially offset by the increase in volumes.

Multimedia business group fourth-quarter net sales were up 29% year on year to EUR 1.2 billion (EUR 953 million) with sales of imaging smartphones continuing to make a significant contribution.  The sales of games devices continued to be disappointing mainly due to weak sales in the US market.

Enterprise Solutions business group fourth-quarter net sales grew 122% year on year to EUR 280 million (EUR 126 million) as a result of strong sales of business-focused mobile devices and high-end firewalls.

Networks business group fourth-quarter net sales increased 12% year on year to EUR 1.9 billion (EUR 1.7 billion) due to robust year-end spending by operators combined with our shortened delivery lead times.

Fourth-quarter 2004 profitability

Nokia Group’s fourth-quarter operating profit decreased 19% to EUR 1 357 million compared with fourth quarter 2003 (EUR 1 669 million) with an operating margin of 15.0% (19.0%).  Networks and Multimedia operating profit improvement was more than offset by the lower operating profit in Mobile Phones.

Fourth-quarter 2004 operating profit included a one-time positive item of EUR 50 million representing the premium return under our multi-line, multi-year insurance program, which expired during 2004.  The return was due to our low claims experience during the policy period.  Operating profit also included a research and development impairment in Networks of EUR 50 million related to the WCDMA radio access network project and a loss of EUR 12 million from the divestiture of Nextrom. Fourth-quarter 2003 operating profit included a negative impact of EUR 151 million related to a goodwill impairment as well as R&D impairment of EUR 108 million at Networks.

In the fourth quarter, Mobile Phones operating profit decreased 38% to EUR 1 060 million (EUR 1 697 million) with an 18.7% operating margin (28.1%) primarily due to the factors noted above under Fourth quarter 2004 sales.

Multimedia fourth-quarter operating profit increased 53% to EUR 164 million with an operating margin 13.3% due to the strong performance in imaging smartphones sales.

Enterprise Solutions fourth-quarter operating loss was EUR 43 million with an operating margin of -15.4%, in line with our expectations.

Networks fourth-quarter operating profit of EUR 260 million (EUR 41 million) and 13.6% (2.4%) operating margin was due to the successful resolution of a prior customer delivery issue as well as a product mix favoring high-margin products. Fourth-quarter operating profit in 2004 and 2003 were negatively impacted by research and development and goodwill impairments as noted above.

2004 sales

For 2004, Nokia net sales decreased 1% to EUR 29.3 billion, compared with 2003 (EUR 29.5 billion).  At constant currency, group net sales would have been up 6%.  Our gross margin in 2004 was 38.0%, compared with 41.5% in 2003, primarily reflecting lower sales in Mobile Phones.

In Nokia’s Mobile Phones, Multimedia and Enterprise Solutions business groups, combined mobile device volume was up 16% in 2004 compared to 2003, reaching 207.7 million units, setting a new annual volume record.  Market volume growth for the same period was estimated to be 31%.  Nokia’s volume growth in 2004 was fastest in Latin America, China and Asia Pacific, moderate in Europe/Middle East/Africa, and partially offset by volume declines in North America.  Nokia’s estimated market share for 2004 was 32%, based on an estimated industry volume of 643 million units, compared with 38% in 2003.

Mobile Phones business group 2004 net sales decreased 12% to EUR 18.5 billion, compared with 2003 (EUR 21.0 billion).  At constant currency, Mobile Phones business group net sales would have decreased by 5%.  Despite an increase in volumes, sales were negatively impacted by a decline in prices.  In the second quarter of 2004, we selectively lowered the prices of certain of our products, which contributed to our stated aim of improving our market share sequentially towards the end of the year, but adversely impacted sales for the remainder of 2004.  In addition, general downward price pressure in the device market and a significantly weaker US dollar negatively impacted Mobile Phones net sales during 2004 compared to 2003.

Multimedia business group 2004 net sales were up 46% to EUR 3.7 billion compared with 2003 (EUR 2.5 billion), driven primarily by robust sales of imaging smartphones, achieved with the introduction of new models reaching a broader range of the targeted customer base, offset in part by lower sales of games devices, including N-Gage.

Enterprise Solutions business group 2004 net sales grew 57% to EUR 830 million compared with 2003 (EUR 529 million) primarily as a result of increased sales of business-focused mobile devices.

Networks business group 2004 net sales increased 13% to EUR 6.4 billion compared with 2003 (EUR 5.6 billion) due to increased sales in nearly all markets as operators increased their investments in network infrastructure. At constant currency, Networks business group net sales would have been up 21%.

2004 operating expenses

In 2004, research and development expenses were EUR 3.7 billion, down 0.7% from 2003.  Research and development expenses represented 12.8% of net sales in 2004, unchanged from 2003.  Research and development expenses increased in Mobile Phones, Multimedia and Enterprise Solutions and decreased in Networks.  R&D expenses in 2004 included impairments of EUR 115 million in Networks (EUR 470 million in 2003 in Networks).

If R&D impairments, write-offs and personnel-related restructuring costs in Networks were excluded from both the 2004 (impairments of EUR 115 million) and 2003 (personnel-related restructuring costs, impairments and write-offs totaling EUR 470 million) R&D expenses, the increase in R&D expenses would have been 10%, and R&D expenses would have represented 12.4% of Nokia net sales in 2004, compared with 11.2% of net sales in 2003.

In 2004, selling, general and administrative (SG&A) expenses were EUR 3.0 billion, down 12% from 2003.  SG&A expenses were equal to 10.2% of net sales in 2004, compared with 11.4% of net sales in 2003.  SG&A expenses increased in Multimedia and Enterprise Solutions and decreased in Mobile Phones and Networks.

If the return of an insurance premium of EUR 160 million and a EUR 12 million loss from the divestiture of Nextrom were excluded from the 2004 SG&A expenses, and if EUR 56 million from the sale of the remaining shares of Nokian Tyres Ltd and restructuring costs of EUR 80 million related to Networks were excluded from 2003 SG&A expenses, the decrease in SG&A expenses would have been 7% and SG&A expenses would have represented 10.7% of Nokia net sales in 2004, compared with 11.3% of net sales in 2003.

2004 profitability

Nokia Group’s operating profit for 2004 decreased 14% to EUR 4 330 million compared with 2003 (EUR 5 011 million) primarily due to the lower profitability in Mobile Phones.  Our operating margin was 14.8% in 2004, compared with 17.0% in 2003.

In 2004, Mobile Phones operating profit decreased 36% to EUR 3 768 million, compared with 2003 (EUR 5 927 million), with a 20.4% operating margin, down from 28.3% in 2003, primarily due to lower net sales as a result of the factors noted above.

Multimedia 2004 operating profit increased to EUR 179 million from an operating loss in 2003 of EUR 186 million, with an operating margin of 4.9%, up from -7.4% in 2003. This was primarily due to strong sales of imaging smartphones, partially offset by a loss in our games devices.

Enterprise Solutions 2004 operating loss increased 41% to EUR 199 million compared with 2003, with an operating margin of -24.0%, an improvement from an operating margin of -26.7% in 2003.  The operating loss was in line with our expectations.

Networks 2004 operating profit increased to EUR 878 million from an operating loss of EUR 219 million in 2003, and its operating margin improved to 13.8%, up from -3.9% in 2003.  This was primarily due to higher net sales, a product mix favoring high-margin products, overall profitability of 3G contracts, and a streamlined cost structure.  Networks 2004 operating profit included one-time items with a negative impact of EUR 115 million, compared to one-time items during 2003 with a net negative impact of EUR 475 million, as described below.

In 2004, the Common Group expenses were EUR 296 million, down 20% from 2003.

2004 one-time items

In 2004, Nokia’s operating profit included the following one-time items:  positive items totaling EUR 160 million representing premium returns under our multi-line, multi-year insurance program, which expired during 2004, due to our low claims experience during the policy period; R&D impairments in Networks totaling EUR 115 million due to the discontinuation of certain products and base station horizontalization projects and an impairment related to the WCMDA radio access network project; and a loss of EUR 12 million from the divestiture of Nextrom. Nokia’s financial income in 2004 included a positive EUR 106 million item representing the gain on the sale of the France Telecom bond.

In 2003, Nokia’s operating profit included the following one-time items within Nokia Networks:  a positive adjustment of EUR 226 million as a result of the customer finance impairment recorded in 2002 related to Mobilcom, and R&D related costs totaling EUR 470 million, other restructuring costs of EUR 80 million, as well as a goodwill impairment of EUR 151 million related to Nokia Networks’ core networks business, with a total net impact of EUR 475 million. Operating profit also included a one-time gain of EUR 56 million on the sale of the remaining shares of Nokian Tyres Ltd.

Capital structure

Operating cash flow for the year ended December 31, 2004 was EUR 4.3 billion (EUR 5.3 billion) and total combined cash and other liquid assets were EUR 11.5 billion (EUR 11.3 billion).  As of December 31, 2004, net debt-to-equity ratio (gearing) was -78%.

Industry developments and outlook for 2005

Nokia continues to expect the overall mobile device market in 2005 to grow approximately 10% in volume from an estimated 643 million units in 2004 and to grow also in value, but to a lesser extent.  Growth is expected to continue to be driven by replacement and upgrade sales in more developed markets with the availability of new features, services and cameras, and by new subscriber growth in developing mobile markets, as well as the widespread commercialization of 3G devices in the second half of 2005.

In infrastructure, Nokia expects the overall market in 2005 to be slightly up compared with 2004 in euro terms.  We expect operators to continue building coverage and expanding capacity in growth markets as well as optimizing and expanding existing 2G networks in the more developed markets.  The continued roll-out of high-speed, high-capacity 3G networks is expected to contribute to the market growth.

Nokia expects the competition in the mobile device and infrastructure markets to further intensify in 2005 due to expected slower overall growth.

Nokia outlook for Q1 2005

First-quarter Nokia group net sales are expected to be in the range of EUR 7.0 billion — EUR 7.3 billion, compared with EUR 6.6 billion in the first quarter 2004.  EPS (diluted) is expected to be in the range of EUR 0.12 — EUR 0.15, including an estimated charge of EUR 60 — EUR 80 million (equal to approximately EUR 1 cent - EUR 1.5 cents per share) related to restructuring actions announced to date, compared with EPS (diluted) EUR 0.17 in the first quarter 2004.

MOBILE PHONES IN THE FOURTH QUARTER 2004

Nokia further renewed its mobile device offering in the fourth quarter with the announcement of seven new models and the first shipments of nine models.

Of the new models announced, three were from our middle range device category. The Nokia 6020 is a business-focused camera phone in a classic Nokia design and offers Push to talk over Cellular, while the first middle range megapixel camera phone, the Nokia 3230, is based on the Series 60 Platform and features video recording and editing as well as Push to talk over Cellular.  The Nokia 3128 is a fold, or clamshell, phone designed specifically for the Chinese market. All three models are expected to begin shipping in the first quarter of 2005.

Nokia also announced and has begun shipping two new models for the entry category: the Nokia 1108 with basic voice and messaging functionality, mainly targeting Asian markets, and the Nokia 2651, an affordable, fold phone targeting the Latin American market.

The company’s CDMA offering was further expanded with two CDMA2000 1X camera phones, the Nokia 6235 and Nokia 6235i. Shipments of these phones are expected to begin in the second quarter of 2005.

In the fourth quarter, Nokia began shipping nine new models of which five included cameras.  These models covered all product ranges and designs: two were entry models with color screens, the Nokia 2600 (GSM) and Nokia 3125 (CDMA); two were folding camera phones aimed at business users, the Nokia 6170 (GSM) and the Nokia 6255 (CDMA); and three were from the art-deco inspired Fashion Collection, the Nokia 7260, Nokia 7270 and Nokia 7280.

MULTIMEDIA IN THE FOURTH QUARTER 2004

During the quarter, more than 30 operators worldwide, including in Japan, helped make the Nokia 6630 3G WCDMA megapixel smartphone a leader in the growing 3G WCDMA market.  Nokia also began shipping the Nokia 6670 megapixel smartphone.

The Nokia 7710 wide-screen multimedia smartphone, announced in the fourth quarter, has generated significant market interest with its innovative design and rich features. The Nokia 7710, which takes pen input and recognizes individual handwriting, combines the capabilities of a smartphone and a handheld computer. This makes it suitable for a broad customer base, including consumers and business users.

In the developing area of mobile phone TV, Nokia signed several DVB-H (Digital Video Broadcast — Handheld) mobile phone TV pilots, including one with Crown Castle in the US and Bridgeway Networks in Australia, adding to the global pilots already underway.  During the quarter, the DVB-H standard was finalized by the European Telecommunications Standards Institute (ETSI).

In games, sales of several key N-Gage titles started, including Pathway to Glory, Pocket Kingdom and the Colin McRae Rally. Sales of N-Gage QD started in China.  By the end of the quarter, Nokia had cumulatively sold 1.3 million N-Gage devices.

ENTERPRISE SOLUTIONS IN THE FOURTH QUARTER 2004

During the fourth quarter, Nokia began shipping the Nokia 9500 Communicator, one of Nokia’s first mobile devices on the market designed to meet corporate IT demands for customized, manageable and secure mobile access to email and enterprise software. Nokia’s two high-end network security gateways, the Nokia IP2250 and Nokia IP1220, continued to gain positive traction in the market.

Nokia also introduced a strategy to become the device of choice for mobile e-mail and messaging in the enterprise market. Several Nokia alliances and activities were announced or reaffirmed during the quarter, including agreements with Good Technology, Smartner and Visto and to provide a broad range of e-mail options on Nokia business-optimized devices, such as the Nokia 9500 Communicator and Nokia 9300 enterprise smartphone.

For images of the mobile devices mentioned in the above sections, please click here:

http://www.nokia.com/results2004Q4e.products.pdf

NETWORKS IN THE FOURTH QUARTER 2004

Nokia announced eight GSM/EDGE network expansion deals, including:

•                  AIS in Thailand

•                  Comcel in Columbia

•                  Henan MCC in China

•                  O2 in the UK

•                  Oi in Brazil

•                  ONE in Austria

•                  Porta in Ecuador and

•                  Smart in the Philippines.

We also extended our strategic cooperation with Cingular in the US with a significant GSM/EDGE radio and core network contract, which also includes the possibility to support the deployment of their 3G/UMTS network.

Nokia won WCDMA 3G expansion contracts with Hutchison in Austria and Orange in Switzerland.  By the end of the year, 33 Nokia customers were rolling out WCDMA networks in 22 countries.

Nokia announced Push to talk over Cellular deals with Chungwa Telecom in Taiwan, Eurotel in the Czech Republic, Oi in Brazil and with Telefonica Moviles in Mexico.  Nokia also signed contracts to deliver TETRA networks in China.

In November, Nokia launched its End-user Services Consulting solution, designed to help operators and service providers develop new successful services for their consumer and enterprise customers.

TECHNOLOGY DEVELOPMENTS IN THE FOURTH QUARTER 2004

Nokia outlined plans to expand the Series 60 Platform for smartphones to cover high-end and mid-range categories.  As a part of this future development the core features of the Series 90 platform will merge into Series 60 during 2006.

During the quarter, Nokia launched Preminet, a solution that lets operators source leading Java™ and Symbian operating system software and offers them a solution for delivery, billing and revenue distribution of that content.

During the quarter, Nokia also announced important technology cooperation agreements with operators.  Nokia and France Telecom plan to jointly develop new, rich media solutions to extend mobility, including remote access to content stored at home.  T-Mobile and Nokia agreed to cooperate on developing T-Mobile specific applications for Series 60.

NOKIA IN OCTOBER — DECEMBER 2004

(International Accounting Standards, IAS, comparisons given to the fourth quarter 2003 results, unless otherwise indicated. Business Group fourth quarter 2003 figures are based on the unaudited, regrouped 2003 financial results as published on March 25, 2004.)

Nokia’s net sales increased 3% to EUR 9 063 million (EUR 8 789 million). Sales of Mobile Phones decreased by 6% to EUR 5 660 million (EUR 6 038 million). Sales of Multimedia increased by 29% to EUR 1 230 million (EUR 953 million). Sales of Enterprise Solutions increased by 122% and totaled EUR 280 million (EUR 126 million). Sales of Networks increased by 12% to EUR 1 906 million (EUR 1 706 million).

Operating profit decreased by 19% to EUR 1 357 million (EUR 1 669 million), representing an operating margin of 15.0% (19.0%). Operating profit in Mobile Phones decreased by 38% to EUR 1 060 million (EUR 1 697 million), representing an operating margin of 18.7% (28.1%). Operating profit in Multimedia increased to EUR 164 million (EUR 107 million), representing an operating margin of 13.3% (11.2%). Enterprise Solutions reported an operating loss of EUR 43 million (operating loss of EUR 59 million). Operating profit in Networks increased to EUR 260 million (EUR 41 million), representing an operating margin of 13.6% (2.4%) and including a negative impact from R&D impairment totaling EUR 50 million.  This impairment was related to the WCDMA radio network access project. Common Group expenses totaled EUR 84 million (EUR 117 million) and included a one-time positive item of EUR 50 million representing the premium return under our multi-line, multi-year insurance program, which expired during 2004.  The return was due to our low claims experience during the policy period.  It also included a EUR 12 million negative impact from the divestiture of Nextrom.

Financial income totaled EUR 116 million (EUR 71 million).  During the quarter, Nokia sold approximately 38% of the remaining holdings in its subordinated convertible perpetual bonds issued by France Telecom. As a result, the company booked a total net gain of EUR 35 million. The bonds had been classified as available-for-sale investments and fair valued through shareholders’ equity.  Profit before tax and minority interests was EUR 1 463 million (EUR 1 731 million). Net profit totaled EUR 1 019 million (EUR 1 168 million). Earnings per share decreased to EUR 0.23 (basic) and to EUR 0.23 (diluted), compared with EUR 0.25 (basic) and EUR 0.25, (diluted) in the fourth quarter 2003.

Nokia repurchased through its share repurchase plan a total of 60 000 000 shares on the Helsinki Exchanges at an aggregate price of approximately EUR 0.727 billion during the period from October 15, 2004 to November 26, 2004. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorization held by the Board. The aggregate par value of the shares purchased was EUR 3 600 000, representing approximately 1.3% of the share capital of the company and the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million

(10-12/2004 and 10-12/2003 unaudited, full-year 2004 and 2003 audited)

	10-12/2004	10-12/2003	1-12/2004	1-12/2003

Net sales	9 063	8 789	29 267	29 455
Cost of sales	-5 690	-4 944	-18 133	-17 237
Research and development expenses	-1 053	-987	-3 733	-3 760
Selling, general and administrative expenses	-977	-1 000	-3 123	-3 363
Revaluation of France Telecom receivable	—	—	—	226
One-time items	38	—	148	—
Impairment of goodwill	—	-151	—	-151
Amortization of goodwill	-24	-38	-96	-159

Operating profit	1 357	1 669	4 330	5 011
Share of results of associated companies	-10	-9	-26	-18
Financial income and expenses	116	71	405	352

Profit before tax and minority interests	1 463	1 731	4 709	5 345

Tax	-411	-542	-1 435	-1 699
Minority interests	-33	-21	-67	-54

Net profit	1 019	1 168	3 207	3 592

Earnings per share, EUR
Basic	0.23	0.25	0.70	0.75
Diluted	0.23	0.25	0.70	0.75

Average number of shares (1 000 shares)
Basic	4 508 880	4 715 442	4 593 196	4 761 121
Diluted	4 516 591	4 715 489	4 600 337	4 761 160

Depreciation and amortization, total	231	278	868	1 138

NET SALES AND OPERATING PROFIT BY BUSINESS GROUP, EUR million

Fourth quarter 2004

	Net Sales		Operating profit (IAS)
	10-12/2004	10-12/2003	10-12/2004	10-12/2003

Mobile Phones	5 660	6 038	1 060	1 697
Multimedia	1 230	953	164	107
Enterprise Solutions	280	126	-43	-59
Networks1) 2)	1 906	1 706	260	41
Common Group Functions 3)	—	—	-84	-117
Inter-business group eliminations	-13	-34	—	—

Nokia Group	9 063	8 789	1 357	1 669

1) 10 — 12/2004 included R&D impairments of EUR 50 million

2) 10 - 12/2003 includes a goodwill impairment of EUR 151 million and R&D impairments of EUR 108 million.

3) 10 - 12/2004 includes EUR 50 million return of insurance premium and a EUR 12 million loss from the divestiture of Nextrom.

2004 BY BUSINESS GROUP, EUR million (audited)

					Common
	Mobile		Enterprise		Group	Elimina-
	Phones	Multimedia	Solutions	Networks	Functions	tions	Group

Net sales	18 507	3 659	830	6 367	—	-96	29 267
Gross profit	6 450	1 552	366	2 715	51	—	11 134
Gross margin,%	34.9	42.4	44.1	42.6			38.0

Research and development expenses	-1 189	-855	-298	-1 178	-213	—	-3 733
% of net sales	6.4	23.4	35.9	18.5			12.8
Selling, general and administrative expenses	-1 416	-506	-261	-659	-281	—	-3 123
% of net sales	7.7	13.8	31.4	10.4			10.7
One-time items	—	—	—	—	148		148
Amortization of goodwill	-77	-12	-6	—	-1	—	-96

Operating profit	3 768	179	-199	878	-296	—	4 330
Operating margin,%	20.4	4.9	-24.0	13.8			14.8

2003 BY BUSINESS GROUP, EUR million (audited)

					Common
	Mobile		Enterprise		Group	Elimina-
	Phones	Multimedia	Solutions	Networks	Functions	tions	Group

Net sales	20 951	2 504	529	5 620	—	-149	29 455
Gross profit	9 016	924	248	2 026	4	—	12 218
Gross margin,%	43.0	36.9	46.9	36.0			41.5

Research and development expenses	-1 022	-725	-235	-1 540	-238	—	-3 760
% of net sales	4.9	29.0	44.4	27.4			12.8
Selling, general and administrative expenses	-1 985	-376	-151	-722	-129	—	-3 363
% of net sales	9.5	15.0	28.5	12.8			11.4
Customer finance impairment charges, net of reversals	—	—	—	226	—	—	226
Impairment of goodwill	—	—	—	-151	—	—	-151
Amortization of goodwill	-82	-9	-3	-58	-7	—	-159

Operating profit	5 927	-186	-141	-219	-370	—	5 011
Operating margin,%	28.3	-7.4	-26.7	-3.9			17.0

Statutory Release of Annual Accounts 2004

REVIEW BY THE BOARD OF DIRECTORS

(The below review by the Board of Directors forms part of the financial statements for 2004).

NOKIA IN 2004

(International Accounting Standards, IAS, comparisons given to the January - December 2003 results, unless otherwise indicated. Business Group January - December 2003 figures are based on the regrouped 2003 financial results as published on March 25, 2004.)

Nokia’s net sales decreased by 1% to EUR 29 267 million (EUR 29 455 million). Sales of Mobile Phones decreased by 12% to EUR 18 507 million (EUR 20 951 million). Sales of Multimedia increased by 46% to EUR 3 659 million (EUR 2 504 million). Sales of Enterprise Solutions increased by 57% and totaled EUR 830 million (EUR 529 million). Sales of Networks increased by 13% to EUR 6 367 million (EUR 5 620 million).

Operating profit decreased by 14% to EUR 4 330 million (EUR 5 011 million), representing an operating margin of 14.8% (17.0%). Operating profit in Mobile Phones decreased by 36% to EUR 3 768 million (EUR 5 927 million), representing an operating margin of 20.4% (28.3%). Operating profit in Multimedia was EUR 179 million (operating loss EUR 186 million), representing an operating margin of 4.9% (-7.4%). Enterprise Solutions reported an operating loss of EUR 199 million (operating loss of EUR 141 million). Operating profit in Networks increased to EUR 878 million including a negative impact from research and development impairments totaling EUR 115 million; representing an operating margin of 13.8% (-3.9%).  In 2003, operating profit included a positive adjustment of EUR 226 million related to customer financing impairment charges (MobilCom) and of EUR 550 million charges related to restructuring costs and impairments and write-offs of capitalized R&D expenses, as well as a goodwill impairment of EUR 151 million, with a total net impact of EUR 475 million.

Common Group expenses totaled EUR 296 million (EUR 370 million, including the gain of EUR 56 million on the sale of the remaining shares of Nokian Tyres Ltd) and included a one-time positive item of EUR 160 million representing the premium return under our multi-line, multi-year insurance program, which expired during 2004.  The return was due to our low claims experience during the policy period.  It also included a EUR 12 million negative impact from the divestiture of Nextrom.

In January — December, net financial income was EUR 405 million (EUR 352 million), including a one-time positive item of EUR 106 million.  During the year, Nokia sold approximately 69% of the original holdings in its subordinated convertible perpetual bonds issued by France Telecom. As a result, the company booked a total net gain of EUR 106 million. The bonds had been classified as available-for-sale investments and fair valued through shareholders’ equity.

Profit before tax and minority interests was EUR 4 709 million (EUR 5 345 million).  Net profit totaled EUR 3 207 million (EUR 3 592 million).  Earnings per share decreased to EUR 0.70 (basic) and EUR 0.70 (diluted), compared with EUR 0.75 (basic) and EUR 0.75 (diluted) in 2003.

At December 31, 2004, net debt-to-equity ratio (gearing) was -78%  (-71% at December 31, 2003). During the January - December 2004, capital expenditure amounted to EUR 548 million (EUR 432 million).

GLOBAL REACH

In 2004, Europe/Middle East/Africa accounted for 55% of Nokia’s net sales (56% in 2003), North America 12% (16%), Latin America 8% (6%), China 10% (8%), and Asia-Pacific 15% (14%). The 10 largest markets were the US, China, UK, Germany, India, Brazil, Russia, United Arab Emirates, Italy and Spain, together representing 54% of total sales.

RESEARCH AND DEVELOPMENT

As of December 31, 2004, we employed 20 722 people in research and development in 12 countries, representing approximately 37% of Nokia’s total workforce. R&D expenses totaled EUR 3 733 million in 2004, a decrease of 1% from 2003 (EUR 3 760 million).  R&D expenses represented 12.8% of Nokia net sales in 2004, compared with 12.8% of net sales in 2003.

If R&D impairments, write-offs and personnel-related restructuring costs in Networks were excluded from both the 2004 (impairments of EUR 115 million) and 2003 (personnel-related restructuring costs, impairments and write-offs totaling EUR 470 million) R&D expenses, the increase in R&D expenses would have been 10%, and would have represented 12.4% of Nokia net sales in 2004, compared with 11.2% of net sales in 2003.

TECHNOLOGY DEVELOPMENTS

During the year, Nokia continued to make advances in new technologies for mobile devices, software platforms and developer operations.  Nokia added compelling features to its mobile devices with technologies such as Push to Talk over Cellular, megapixel cameras and multiradio capability, including wireless LAN and near field communications.

Nokia entered several technology development agreements with operators to jointly bring innovations to market. These included agreements with France Telecom for rich media solutions and with  T-Mobile for the development of Series 60 Platform applications. A mobile service architecture initiative led by Nokia and Vodafone was launched to simplify mobile Java standards. Nokia also continued its work with in numerous industry associations and initiatives to support interoperable, high-quality products and solutions.

Nokia strengthened its commitment to Symbian’s long-term success in the mobile operating system market by increasing its shareholding in Symbian from 32.2% to 47.9%. Nokia also extended its Symbian OS application technology development abilities through an agreement with Metrowerks.

In June, Nokia introduced the Series 60 2nd Edition with support for scalable user interfaces, high-resolution displays and multi-radio. The external licensee base of Series 60 continued to grow during the year.  Nokia outlined plans to expand the Series 60 Platform for smartphones to a variety of segments, such as enterprise, multimedia and consumer.

In 2004, to support advanced mobile software developers, Nokia opened Forum Nokia PRO, a developer community, and launched the Preminet service.

PEOPLE

The average number of personnel for 2004 was 53 511 (51 605 for 2003). At the end of 2004, Nokia employed 55 505 people worldwide (51 359 at year-end 2003). In 2004, Nokia’s personnel increased by a total of 4 146 employees (decrease of 389 in 2003).

CORPORATE REORGANIZATION

On January 1, 2004, Nokia reorganized to further align the company’s overall structure with its strategy, to better position each business group to meet the specific needs of diverse market segments, and to increase Nokia’s operational efficiency and maintain the economies of scale.  The structure includes four business groups:  Mobile Phones, Multimedia, Enterprise Solutions and Networks. In addition, there are two horizontal groups that support the mobile device business groups: Customer and Market Operations and Technology Platforms.

NOKIA IN MOBILE DEVICES IN 2004

In 2004, the total mobile device sales volume achieved by our Mobile Phones, Multimedia and Enterprise Solutions business groups reached a record of 207.7 million units, representing growth of 16% compared with 2003.  According to Nokia’s preliminary estimates, the overall market for mobile devices grew by 31% to reach 643 million units.

Of the 36 devices we announced in 2004, the majority had cameras and nearly all had color screens. We also introduced additional designs with ten new clamshell models, in addition to flip-open messenger devices and the Nokia 9300 smartphone for enterprises.

We also expanded our 3G offering with shipments of two mobile devices, the Nokia 7600 and Nokia 6630.  In the smartphone segment, where we are a clear market leader, Nokia delivered approximately 12 million Symbian operating system-based mobile devices during 2004.

MOBILE PHONES IN 2004

During 2004, the Mobile Phones business group continued to support the company’s long-term strategy of expanding mobile voice in growth markets as well as identifying further opportunities in the more developed markets.  In line with this, we announced a range of competitive voice-optimized phones and camera phones as well as a number of new mobile entry models.

Highlights for 2004 in Mobile Phones’ portfolio included the Nokia 6230, a business camera phone, with a balanced feature set that sold well throughout the year. In the fourth quarter it became the top-selling phone in Western Europe - a first for a camera phone.  Sales of the Nokia 6230 camera phone were followed closely by the Nokia 6610i. The Nokia 3230 camera phone, targeting younger audiences, was also strategically important.

During the year, we announced more than 10 new CDMA products. Of these, the Nokia 6255, a high-end CDMA camera phone for business users, began shipping in December, and strengthened our overall CDMA offering.

In design, the company announced an art-deco inspired Fashion Collection, presenting three distinct form factors and a sample of bold new features: the Nokia 7260, a monoblock design; the Nokia 7270, a clamshell; and the Nokia 7280, a slide phone with no keypad.

In our entry-level offering, initial shipments of the Nokia 2600, a color-screen monoblock phone and the Nokia 2650, a color-screen clamshell model, both met with a positive response from consumers.

MULTIMEDIA IN 2004

Nokia continued to take advantage of digital convergence by announcing six new smartphones and numerous products in the areas of imaging, games and new enhancement products.

The Nokia 7610 imaging smartphone, Nokia’s first megapixel imaging device, started sales in May and quickly became the best selling megapixel GSM imaging smartphone globally. By the end of 2004, Nokia had four different megapixel models in the market, making Nokia the market leader in megapixel mobile imaging in GSM. Nokia continued to collaborate with operators, retailers and printing partners to enable ease-of-use when sharing, printing or storing images.

The Nokia 6630, our latest 3G WCDMA smartphone, was offered by more than 30 operators worldwide, including in Japan, and initial market feedback has been very positive. Sales of Nokia’s first EDGE-enabled Series 60 smartphone, the Nokia 6620, started in the Americas in July.

Sales of the imaging devices unit were robust, while the games business in 2004 was a disappointment.

ENTERPRISE SOLUTIONS IN 2004

Nokia began shipments of the Nokia 6820 and Nokia 6810 messaging devices and the Nokia 9500 Communicator in 2004.  These business-optimized devices drove Enterprise Solutions’ 2004 full-year sales. During the third quarter 2004, Nokia launched the Nokia 9300 high-end, enterprise smartphone, which is expected to ship during the first quarter 2005.

Nokia announced or reaffirmed alliances with leading IT companies that support our new Communicator family for enterprises. The most significant alliances were with those supporting our mobile e-mail efforts, including Good Technology, Smartner and Visto. These provide a broad range of e-mail options for Nokia business-optimized devices such as, the Nokia 9500 and Nokia 9300.

Two new network security gateways, the Nokia IP2250 and Nokia IP1220, were announced during 2004.  Designed for medium-to-large enterprises, service providers and data sites, Nokia’s network security gateways are designed to bring improved total cost of ownership and higher return on investment. These new products place Nokia at the top end of performance in the firewall marketplace. The new Nokia IPSO Operating System was also announced and is intended to lengthen the life of Nokia customers’ firewall and VPN investments.

The Nokia Secure Access System, an SSL-based remote access solution with clientless virtual private network functionality, also had good success in the market during 2004.

NETWORKS IN 2004

During 2004, Nokia announced 13 WCDMA 3G contracts, seven of which were with new 3G customers underscoring Nokia’s strong ability to win new business in this technology as the industry moves towards full commercialization of WCDMA. By end of the year, 63 operators had launched commercial WCDMA 3G networks, and Nokia was supplier to 28 of these.

Nokia also signed over 30 GSM, EDGE or GPRS contracts covering all markets, including contracts with 10 new GSM customers. Nokia made important new market entries to several emerging growth markets.

Operators increasing focus on operating expenses, combined with the increasing complexity of mobile networks, further opened the market for services. Nokia rapidly built its position in the managed services market and signed seven significant contracts.  The multi-vendor, multi-technology Nokia NetAct™ service and network management system was included in most of the infrastructure deals during the year.  Systems integration and efficiently run deployments played a key role in the rollout of new technology, and the year saw a rising trend in the volume of consultative service sales to operators.  Nokia strengthened its strategic focus on the services business by creating a dedicated Services Business Unit.

Significant progress was also made in the new core networks business. Nokia won its first commercial contracts for the IP Multimedia Subsystem (IMS) for richer multimedia communications. Nokia also started a service trial with Telecom Italia to explore the opportunities this offers for operators.  Nokia is the number one in the market for push to talk, winning 26 commercial Push to talk over Cellular contracts with operators during 2004. Nokia was the first vendor to start delivering 3GPP Release 4 architecture to operators, winning 25 deals for the Nokia MSC Server System, which enables significant cost savings in the delivery of voice minutes.

SHARES AND SHARE CAPITAL

In 2004, Nokia’s share capital increased by EUR 302.40 as a result of the issue of 5 040 new shares upon exercise of stock options issued to key personnel in 1999.  Effective April 14, 2004, a total of 132 536 200 shares held by the company were cancelled pursuant to the shareholders’ resolution taken at the Annual General Meeting on March 25, 2004. As a result of the cancellation, the share capital was reduced by the aggregate par value of the shares cancelled, EUR 7 952 172, corresponding to less than 2.8% of the share capital of the company and the total voting rights. The cancellation did not reduce the shareholders’ equity. Neither the aforementioned issuances nor the cancellation of shares had any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

Nokia repurchased through its share repurchase plans a total of 214 057 700 shares on the Helsinki Exchanges at an aggregate price of approximately EUR 2.659 billion during the period from January 23, 2004 to November 26, 2004. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorizations given by the Annual General Meetings of 2003 and 2004 to the Board. The aggregate par value of the shares purchased was EUR 12 843 462, representing approximately 4.59% of the share capital of the company and the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

On December 31, 2004, Nokia and its subsidiary companies owned 176 819 877 Nokia shares. The shares had an aggregate par value of EUR 10 609 192.62, representing approximately 3.79% of the share capital of the company and the total voting rights.

The total number of shares at December 31, 2004 was 4 663 761 300. As a result of the new share issues, Nokia received a total of EUR 84 810.60 in additional shareholders’ equity in 2004. On December 31, 2004, Nokia’s share capital was EUR 279 825 678.

CORPORATE RESPONSIBILITY

As market leader and a leading global brand, our impact on society comes with responsibilities that go beyond providing products. Listening to stakeholders is one key element in developing corporate responsibility programs. Following are some developments made in this area during 2004.

The European Community invited Nokia, as one of two companies, to participate in a multi-stakeholder consultation pilot, called the Integrated Product Policy, that examines how environmental awareness works in practice and aims to improve knowledge of the environmental performance and the sustainable use of products throughout their life-cycle.

We gained positive results from our Philippines pilot of Bridgeit, a program using mobile technology to bring interactive, multimedia learning materials to teachers and students who would otherwise have no access to them.  Launched by Nokia, the International Youth Foundation (IYF), the United Nations Development Programme (UNDP) and Pearson, Bridgeit is now being expanded to double the number of   schools and will be replicated in other countries.

In recognition of this work, we gained first place for the second year running in the Dow Jones Sustainability Index European Technology and Global Communications Technology categories.

OUTLOOK

The year 2004 was demanding for Nokia.  In response, the company set five top priorities in the areas of customer relations, product offering, R&D efficiency, demand-supply management and the company’s ability to offer end-to-end solutions.  Nokia is making good progress in these areas, and is now better positioned to meet future challenges.

Nokia continues to expect the overall mobile device market in 2005 to grow by approximately 10% in volume and to a lesser extent in value. Growth is expected to continue to be driven by replacement and upgrade sales in more developed markets and by new subscriber growth in developing mobile markets, as well as the wide-spread commercialization of 3G devices in the second half of 2005.

In infrastructure, Nokia expects the overall market in 2005 to be up slightly in euro terms as operators continue building coverage and expanding capacity in growth markets, as well as optimizing and expanding existing 2G networks and rolling-out 3G networks in more developed markets.

Competition in both the mobile device and infrastructure markets is expected to further intensify in 2005 as a result of anticipated slower growth, compared with 2004. However, by upholding a clear competitive focus, particularly in the priority areas outlined above, Nokia’s goal is to further build on its industry-leading position.

DIVIDEND

Nokia’s Board of Directors will propose a dividend of EUR 0.33 per share for 2004.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million

(audited)

	1-12/2004	1-12/2003

Net sales	29 267	29 455
Cost of sales	-18 133	-17 237
Research and development expenses	-3 733	-3 760
Selling, general and administrative expenses	-2 975	-3 363
Customer finance impairment charges, net of reversal	—	226
Impairment of goodwill	—	-151
Amortization of goodwill	-96	-159

Operating profit	4 330	5 011
Share of results of associated companies	-26	-18
Financial income and expenses	405	352

Profit before tax and minority interests	4 709	5 345

Tax	-1 435	-1 699
Minority interests	-67	-54

Net profit	3 207	3 592

Earnings per share, EUR
Basic	0.70	0.75
Diluted	0.70	0.75

Average number of shares (1,000 shares)
Basic	4 593 196	4 761 121
Diluted	4 600 337	4 761 160

Depreciation and amortization, total	868	1 138

CONSOLIDATED BALANCE SHEET, IAS, EUR million (audited)

ASSETS	31.12.2004	31.12.2003
Fixed assets and other non-current assets
Capitalized development costs	278	537
Goodwill	90	186
Other intangible assets	209	185
Property, plant and equipment	1 534	1 566
Investments in associated companies	200	76
Available-for-sale investments	169	121
Deferred tax assets	623	743
Long-term loans receivable	—	354
Other non-current assets	58	69
	3 161	3 837
Current assets
Inventories	1 305	1 169
Accounts receivable	4 382	5 231
Prepaid expenses and accrued income	1 429	1 106
Short-term loans receivable	595	465
Available-for-sale investments	255	816
Available-for-sale investments, liquid assets 1)	9 085	8 512
Available-for-sale investments, cash equivalents 1)	1 367	1 639
Bank and cash	1 090	1 145
	19 508	20 083
Total assets	22 669	23 920

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	280	288
Share issue premium	2 272	2 272
Treasury shares	-2 022	-1 373
Translation differences	-126	-85
Fair value and other reserves	69	93
Retained earnings	13 765	13 953
	14 238	15 148
Minority interests	168	164

Long-term liabilities
Long-term interest-bearing liabilities	19	20
Deferred tax liabilities	179	241
Other long-term liabilities	96	67
	294	328
Current liabilities
Short-term borrowings	215	387
Current portion of long-term debt	—	84
Accounts payable	2 669	2 919
Accrued expenses	2 606	2 468
Provisions	2 479	2 422
	7 969	8 280
Total shareholders’ equity and liabilities	22 669	23 920
Interest-bearing liabilities	234	491
Shareholders’ equity per share, EUR	3.17	3.22
Number of shares (1 000 shares) 2)	4 486 941	4 700 268

1) In 2003 and earlier, Nokia maintained its excess cash in a single pool of highly liquid, low risk instruments with varying maturity dates. These pooled instruments were originally presented as cash equivalents irrespective of the instruments’ maturities. During 2004, cash management practices were revised, such that this single pool was divided into two - one of instruments with maturities of 90 days or less at the date of acquisition and the other of instruments with maturities of more than 90 days at the date of acquisition.

This change was made in order for Nokia to better manage its excess liquidity by enabling the use of longer dated instruments where appropriate and by facilitating a wider range of benchmarks for performance measurement and interest risk management purposes. Both pools remain available to meet Nokia’s cash commitments, and initially, both have similar highly liquid and low risk profiles, with the pool of 90 day and under instruments treated as cash equivalents and the pool of over 90 day instruments treated as available-for-sale investments, liquid assets.

In the future the risk profile of the two pools may be different in line with the revised cash management practices.

Prior year amounts in the balance sheet and the statement of cash flows have been changed to reflect the current composition of cash equivalents and available-for-sale investments, liquid assets.

2) Shares owned by Group companies are excluded.

CONSOLIDATED CASH FLOW STATEMENT, IAS, EUR million (audited)

	1-12/2004	1-12/2003
Cash flow from operating activities
Net profit	3 207	3 592
Adjustments, total	1 986	2 953
Net profit before change in net working capital	5 193	6 545
Change in net working capital	299	-194
Cash generated from operations	5 492	6 351
Interest received	204	256
Interest paid	-26	-33
Other financial income and expenses, net received	41	118
Income taxes paid	-1 368	-1 440

Net cash from operating activities	4 343	5 252

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	—	-7
Purchase of current available-for-sale investments, liquid assets	-10 318	-11 695
Purchase of non-current available-for-sale investments	-388	-282
Purchase of shares in associated companies	-109	-61
Additions in capitalized development costs	-101	-218
Long-term loans made to customers	-	-97
Proceeds from repayments and sale of long-term loans receivable	368	315
Proceeds from (+), payment (-) of other long-term receivables	2	-18
Proceeds from short-term loan receivables	66	63
Capital expenditures	-548	-432
Proceeds from disposal of Group companies, net of disposed cash	1	—
Proceeds from sale of current available-for-sale investments, liquid assets	9 737	8 793
Proceeds from sale of current available-for-sale investments	587	—
Proceeds from sale of non-current available-for-sale investments	346	381
Proceeds from sale of fixed assets	6	19
Dividends received	22	24

Net cash used in investing activities	-329	-3 215

Cash flow from financing activities
Proceeds from stock option exercises	—	23
Purchase of treasury shares	-2 648	-1 355
Proceeds from long-term borrowings	1	8
Repayment of long-term borrowings	-3	-56
Payment of short-term borrowings	-255	-22
Dividends paid	-1 413	-1 378

Net cash used in financing activities	-4 318	-2 780

Foreign exchange adjustment	-23	-146

Net decrease in cash and cash equivalents	-327	-889

Cash and cash equivalents at beginning of period	2 784	3 673
Cash and cash equivalents at end of period	2 457	2 784

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IAS, EUR million (audited)

		Share			Fair value
	Share	issue	Treasury	Translation	and other	Retained
	capital	premium	shares	differences	reserves	earnings	Total
Balance at December 31, 2002	287	2 225	-20	135	-7	11 661	14 281
Share issue related to acquisitions		18					18
Stock options exercised	1	22					23
Stock options exercised related to acquisitions		-6					-6
Tax benefit on stock options exercised		13					13
Acquisition of treasury shares			-1363				-1363
Reissuance of treasury shares			10				10
Dividend						-1 340	-1 340
Translation differences				-375			-375
Net investment hedge gains				155			155
Cash flow hedges, net of tax					2		2
Available-for-sale investments, net of tax					98		98
Other increase, net						40	40
Net profit						3 592	3 592
Balance at December 31, 2003	288	2 272	-1 373	-85	93	13 953	15 148
Stock options exercised related to acquisitions		-8					-8
Acquisition of treasury shares			-2 661				-2 661
Reissuance of treasury shares			14				14
Cancellation of treasury shares	-8	8	1 998			-1 998	—
Dividend						-1 398	-1 398
Translation differences				-119			-119
Net investment hedge losses				78			78
Cash flow hedges, net of tax					42		42
Available-for-sale investments, net of tax					-66		-66
Other increase, net						1	1
Net profit						3 207	3 207
Balance at December 31, 2004	280	2 272	-2 022	-126	69	13 765	14 238

COMMITMENTS AND CONTINGENCIES, EUR million (audited)

	GROUP
	31.12.04	31.12.03
Collateral for own commitments
Property under mortgages	18	18
Assets pledged	11	13
Collateral given on behalf of other companies
Securities pledged	—	28
Contingent liabilities on behalf of Group companies
Other guarantees	275	184
Contingent liabilities on behalf of other companies
Guarantees for loans	3	5
Other guarantees	2	—
Leasing obligations	611	753
Financial commitments
Customer financing	56	490

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million1) (audited)

	31.12.2004	31.12.2003

Foreign exchange forward contracts 2)	10 744	10 271
Currency options bought 2)	715	2 924
Currency options sold 2)	499	2 478
Interest rate swaps and futures	—	1 500
Credit default swaps 3)	200	—
Cash settled equity options 4)	237	228

1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled.

The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

2) As at December 31,2004 notional amounts include contracts amounting to EUR 1.6 billion used to hedge the shareholders’ equity of foreign subsidiaries (December 31, 2003 EUR 3 billion).

3) Credit default swaps include contracts used to hedge counter-party credit risks.

4) Cash settled equity swaps can be used to hedge risks relating to incentive programs and investment activities.

1 EUR = 1.335 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding:  A) the timing of product and solution launches and deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; E) the outcome of pending and threatened litigation; and F) statements preceded by ‘‘believe,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘foresee’’,‘‘target” or similar expressions are forward-looking statements.  Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) developments in the mobile communications industry and the broader mobility industry, including the development of the mobile software and services market, as well as industry consolidation and other structural changes; 2) timing and success of the introduction and roll out of new products and solutions; 3) demand for and market acceptance of our products and solutions; 4) the impact of changes in technology and the success of our product and solution development; 5) the intensity of competition in the mobility industry and changes in the competitive landscape; 6) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 7) pricing pressures; 8) the availability of new products and services by network operators and other market participants; 9) general economic conditions globally and in our most important markets; 10) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 11) inventory management risks resulting from shifts in market demand; 12) our ability to source quality components without interruption and at acceptable prices; 13) our success in collaboration arrangements relating to technologies, software or new products and solutions; 14) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 15) any disruption to information technology systems and networks that our operations rely on; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 17) developments under large, multi-year contracts or in relation to major customers; 18) the management of our customer financing exposure; 19) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) our ability to implement our new organizational structure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12 to 21 of the company’s Form 20-F for the year ended December 31, 2003 under “Item 3.D Risk Factors.”

NOKIA, HELSINKI — JANUARY 27, 2005

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www.nokia.com

- Nokia will report 1Q results on April 21, 2005.

- Results announcements for 2Q and 3Q 2005 are planned for July 21, 2005, and October 20, 2005, respectively.

- The Annual General Meeting will be held on April 7, 2005.

stock exchange release

January 27, 2005

Nokia Board of Directors convenes Annual General Meeting 2005 and projects a new stock repurchase plan

Nokia Board of Directors submits proposals to the Annual General Meeting on April 7, 2005 and projects to continue with stock repurchases

- Proposal to pay a dividend of EUR 0.33 per share

- Projection for a stock repurchase plan for 2005

- Proposal to reduce the share capital through cancellation of a minimum of 176 million and a maximum of 230 million shares held by the Company

- Proposal to grant stock options as part of Nokia’s Equity program 2005 to selected personnel of the Company

- Proposal to renew authorizations of the Board to resolve to increase the share capital, repurchase Nokia shares and dispose them

Proposal to pay a dividend

Nokia’s Board of Directors will propose to the Annual General Meeting on April 7, 2005 that a dividend of EUR 0.33 per share be paid. The dividend record date is proposed to be April 12, 2005 and pay date April 22, 2005.

Projection for a stock repurchase plan for 2005

As in 2004, Nokia Board of Directors projects to repurchase Nokia shares under a stock repurchase plan during 2005. Therefore, the Board proposes to the Annual General Meeting a renewal of the authorization of the Board to repurchase Nokia shares, as discussed below. Subject to the authorization, the Board plans to repurchase shares with up to EUR 5 billion within the limits of the authorization. The repurchases based on this new authorization are intended to commence after the Annual General Meeting of April 7, 2005. The current authorization from the Annual General Meeting of 2004 is in force until March 25, 2005.

Proposal to reduce the share capital through cancellation of Nokia shares

Nokia Board of Directors will propose that the share capital be reduced through cancellation of Nokia shares held by the Company as well as the shares possibly repurchased until the Annual General Meeting. The Board will propose that the reduction will be effected through cancellation of the above mentioned shares, i.e. a minimum of EUR 10 560 000 and a maximum of EUR 13 800 000, corresponding to a minimum of 176 000 000 and a maximum of 230 000 000 shares, and that the amount to be cancelled be transferred from the share capital to the share issue premium. As a result of the reduction, the shareholders’ equity of the Company will not be reduced. The reduction of the share capital will have no material effect on the relative holdings of the other shareholders of the Company or on the voting powers among them. As of December 31, 2004, the Company held a total of 176 000 000 Nokia shares as a result of the repurchases made in 2004.

Proposal to grant stock options

The Stock Option Plan 2005 is a part of Nokia’s Equity compensation program 2005. As part of the program, approved by the Board of Directors on January 27, 2005, the Board proposes to the Annual General Meeting that selected personnel of the Nokia Group and a fully owned subsidiary of Nokia Corporation, be granted a maximum of 25 million stock options, which entitle to subscribe for a maximum of 25 million new Nokia shares with the par value of EUR 0.06 each.

Nokia intends to grant stock options under the Nokia Stock Option Plan 2005 during the next two years. The subcategories of stock options to be issued under the plan will have a life of approximately 5 years as from the moment of grant, the last of the subcategories expiring as of 31 December 2011. The subscription prices, i.e. exercise prices, shall be determined at grant. Our intention is to determine the exercise prices at fair market value. The share capital of Nokia may increase based on

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subscriptions made with the stock options by a maximum of 0.56 per cent, assuming share subscription for all of these stock options as well as the cancellation of the maximum number of shares proposed by the Board.

The complete terms and conditions of the Stock Option Plan are attached as Enclosure 1.

Proposals to renew authorizations of the Board

Nokia Board of Directors will propose that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 443 200 000 Nokia shares. The proposed amount of shares corresponds to nearly 10 per cent of the share capital of the Company and the total voting rights. The proposal is based on the assumption that the amendment of the Finnish Companies Act will be passed by the Parliament prior to or during the validity of the proposed authorization. Therefore, the authorization shall amount to a maximum of 221 600 000 shares only, in the event that the proposed amendment mentioned above does not enter into force during the one-year validity of the proposed authorization.

The shares may be repurchased in order to carry out the stock repurchase plan. In addition, the shares may be repurchased in order to develop the capital structure of the Company, to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, to be transferred for other purposes, or to be cancelled. The shares may be repurchased either through a tender offer made to all shareholders on equal terms, or through public trading from the market, including also the use of certain derivative, share lending or other arrangements.

The Board will also propose that it be authorized to resolve to dispose a maximum of 443 200 000 Nokia shares at a price determined by the Board. However, the authorization is not proposed to exceed the authorization to be approved for repurchases of the Company’s own shares. The authorization is proposed to allow disposal of shares in proportion other than that of the shareholders’ pre-emptive rights to the Company’s shares. The shares may also be disposed through public trading.

Furthermore, the Board will propose that it be authorized to increase the share capital of the Company by issuing new shares, stock options or convertible bonds in one or more issues. The Board proposes to be authorized to disapply the shareholders’ pre-emptive rights to the Company’s shares. The increase of the Company’s share capital may amount to an aggregate maximum of EUR 53 160 000 corresponding to 886 million shares. The total proposed amount corresponds to approximately 19.9 per cent of the currently registered share capital and the total voting rights assuming the cancellation of the maximum number of shares according to the other proposal by the Board.

It is proposed that all authorizations be effective until April 7, 2006.

The complete proposals by the Board of Directors to the Annual General Meeting will be available on Nokia’s Internet pages at www.nokia.com/agm as of February 9, 2005.

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www.nokia.com

ENCLOSURE 1:

NOKIA STOCK OPTION PLAN 2005

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I TERMS AND CONDITIONS OF STOCK OPTIONS

1. Stock Options to be Issued

1.1. Nokia Corporation (“Company”) will issue the maximum of 25 000 000 stock options entitling to the subscription for the maximum of 25 000 000 of the Company’s newly issued shares (the “Shares” or “Share” as the case may be) with a par value of EUR 0.06 each.

1.2. The stock options will be offered to selected [personnel] of Nokia Group and to a wholly owned subsidiary of the Company (the “Subsidiary”) to be offered to selected personnel of Nokia Group. It is proposed that shareholders’ pre-emptive rights to the share subscription be disapplied since the stock options are intended to form a part of the equity based incentive program of Nokia Group.

1.3. The subscription period for the stock options to be issued as defined above will expire as of July 31, 2006 or any earlier date as determined by the Board of Directors of the Company (the “Board of Directors”).

2. Stock Option Sub-categories and Lots

2.1. The stock options to be granted will be divided into sub-categories so that the stock options that have equal share subscription price and expiry date of the share subscription period (as defined in Section II.3 below) form one sub-category. The Board of Directors will determine how the stock options to be granted will be divided into the sub-categories. The sub-categories will be denoted with a title that indicates the basis for the pricing and the time of the pricing, for example: “2005 2Q” or “2006 1Q” regarding quarterly priced stock options, or “2005 9M” or “2005 12M” regarding monthly priced stock options.

3. Distribution of Stock Options

3.1. The Board of Directors will resolve on the distribution of the stock options to selected personnel of Nokia Group (the “Participants”) and the Subsidiary. The stock options held by the Subsidiary may subsequently be allocated to the Participants in accordance with the resolution of the Board of Directors.

3.2. The Company will notify each Participant of the allocation of stock options to the Participant.

4. Price of the Stock Options

4.1. The stock options will be issued free of charge.

5. Non-Transferability

5.1. The stock options are non-transferable to a third party by the Participant and may be exercised for share subscription only.

5.2. Should the stock options be redeemed pursuant to Section I.6 below, the Company may reallocate the redeemed and priced stock options to other Participants in accordance with the resolution of the Board of Directors.

6. Other Restrictions pertaining to the Stock Options

6.1. Should a Participant cease to be employed by Nokia Group for any reason other than retirement or permanent disability, as defined by the Company, or death, the Company is entitled to redeem free of charge those stock options of such Participant for which the share subscription period referred to in Section II.2 has not yet commenced as at the last day of such Participant’s employment. In addition, the Company is entitled to redeem free of charge from such Participant those stock options, for which as at the last day of the Participant’s employment, the share subscription period has already commenced, but which remain unexercised at such date.

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6.2. The Company may resolve that in cases of voluntary and/or statutory leave of absence of the Participant and in other corresponding circumstances the Company has the right to defer the commencement of the share subscription period of the stock options and/or redeem the stock options free of charge from the Participant.

II TERMS AND CONDITIONS OF SHARE SUBSCRIPTION

1. Right to Subscribe for Shares

1.1. Each stock option will entitle the Participant to subscribe for one Share with a par value of EUR 0.06. Pursuant to the share subscriptions the number of shares of the Company may increase by a maximum of 25 000 000 Shares and the share capital of the Company may increase by a maximum of EUR1 500 000.

1.2. The share subscription with the stock options may take place only after the share subscription period of each respective stock option has commenced.

1.3. The Subsidiary may not exercise the stock options for share subscription.

2. Share Subscription Period and Payment of Shares

2.1. The share subscription period for the stock options to be granted will be determined by the Board of Directors and will begin not earlier than July 1, 2006 and end no later than December 31, 2011.

The stock option sub-categories and lots shall have a staggered schedule of share subscription periods as depicted in the table below.  The table illustrates as an example the beginning of the subscription periods for the sub-category “2005 2Q”, but the subscription periods for the other sub-categories to be denoted shall commence similarly no later than one year after the end of the quarter, under which the sub-category has been denoted and the price determined. Should the stock option sub-category be denoted on a monthly basis, the subscription period commences in a similar way staggered no later than one year after the end of the month under which the sub-category has been denoted.

Title of Sub-category	Lot % of the whole Sub-category	Vesting date for the Lot 1)
2005 2Q	25%	July 1, 2006
2005 2Q	6.25%	October 1, 2006
2005 2Q	6.25%	January 3, 2007
2005 2Q	6.25%	April 1, 2007
2005 2Q	6.25%	July 1, 2007
2005 2Q	6.25%	October 3, 2007
2005 2Q	6.25%	January 2, 2008
2005 2Q	6.25%	April 3, 2008
2005 2Q	6.25%	July 3, 2008
2005 2Q	6.25%	October 2, 2008
2005 2Q	6.25%	January 2, 2009
2005 2Q	6.25%	April 2, 2009
2005 2Q	6.25%	July 2, 2009

1) Vesting date is the day when the share subscription period, i.e. the right to subscribe for the share in connection with the stock option exercise, commences

2.2. The share subscriptions shall be made to Nordea Bank Finland Plc or another subscription agent, as determined by the Company from time to time. Payment of the Shares subscribed for shall be made to the Company pursuant to the instructions given by the Company, however, always prior to the release of the Shares by the Company. The Company will resolve on all procedural matters applicable to the share subscription and on the payment of the Shares.

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3. Subscription Price

3.1. The share subscription prices for the different sub-categories of stock options to be allocated to Participants under the Nokia Stock Option Plan 2005 will regularly be determined and the sub-categories denoted on a quarterly basis. The share subscription price for such sub-categories of stock options will equal to the trade volume weighted average price of the Nokia share on the Helsinki Exchanges during the trading days of the first whole week of the second month (i.e. February, May, August or November) of the respective calendar quarter, based on which the sub-category has been denoted.

3.2. The Board of Directors may resolve that sub-categories be denoted and priced also on a monthly basis. The share subscription price for such stock option sub-categories will equal to the trade volume weighted average price of the Nokia share on the Helsinki Exchanges during the trading days of the first whole week of the respective month, based on which the sub-category has been denoted.

3.3. Should the General Meeting in accordance with the proposal of the Board of Directors decide to distribute a special dividend constituting a deviation to the dividend policy of the Company, the amount of this special dividend will be deducted from the share subscription price, which has previously been determined. The Board of Directors will specify in its proposal for the dividend whether the dividend, or a part of it, is such a special dividend, and will determine the new share subscription price.

4. Shareholder Rights

4.1. Shares will be eligible for dividend with respect to the financial year in which the share subscription takes place. Other shareholder rights will commence on the date on which the share subscription is entered in the Trade Register.

5. Issue of Shares, Convertible Bonds and Stock Options before Share Subscription

5.1. Should the Company, prior to the share subscription, increase its share capital through an issue of new shares, or issue new convertible bonds or stock options, the Participants will have the same or equal right as the shareholders to participate in such an issue. Equality will be implemented in the manner resolved by the Board of Directors so that the number of Shares, which may be subscribed for with each sub-category, the share subscription prices or both will be amended.

5.2. Should the Company, prior to the share subscription, increase the share capital through a bonus issue, the share subscription ratio will be amended so that the ratio of the share capital to Shares to be subscribed for by virtue of the stock options remains unchanged. Should the new number of Shares, which may be subscribed for by virtue of one stock option, be a share fraction, the fraction will be taken into account by lowering the share subscription price.

6. Rights of Participants in certain Cases

6.1. Should the Company, before the share subscription, reduce its share capital through redemption of shares, the right to the share subscription of the Participants will be adjusted in the manner specified in the resolution to reduce the share capital.

6.2. Should the Company, before the commencement of the share subscription period, be placed into liquidation, the Participants will be given the right to subscribe for Shares with the stock options, the share subscription period of which has commenced, within a period prior to the commencement of the liquidation as prescribed by the Board of Directors.

6.3. Should the Company resolve to merge with another existing company or with a company to be formed or should the Company resolve to be divided, the Participants will be given the right to subscribe for all the Shares pertaining to their stock options or to convert their stock options into stock options issued by another company or, where a new company will be formed, by the formed company, on such terms and within such a time period prior to the merger or division, as prescribed by the Board of Directors. Following the closing of the merger or division, any rights to subscribe for Shares or to convert the stock options will lapse. The provision stated in this paragraph 6.3. also applies to a merger, in which the Company takes part, and whereby the Company registers itself as a European Company (Societas Europae) in another member state in the European Economic Area. The same also applies, if the Company resolves to restructure itself into a European Company and registers a transfer of its domicile into another member state. This provision constitutes an agreement referred to in Chapter 14, Section 3 of the Companies Act.

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6.4. Should the Company, before the end of the share subscription period, make a resolution to acquire its own shares with an offer to all the shareholders, the Company will be obliged to make an equal offer to the Participants in respect of stock options, the share subscription period of which has commenced. If the Company acquires its own shares in any other manner, no measures will need to be taken in relation to the stock options.

6.5. Should a tender offer regarding all shares and stock options issued by the Company be made or should a shareholder under the articles of association of the Company or the Securities Markets Act have the obligation to redeem the shares from the Company’s other shareholders, or to redeem the stock options, or should a shareholder have under the Companies Act the right and obligation to redeem the shares from the Company’s other shareholders the Participants may, notwithstanding the transfer restriction prescribed under section I.5 above, transfer all of the stock options in their possession to the offeror, or the party under the obligation or right of redemption, as applicable.

6.6. Should a shareholder have under the Companies Act the right to redeem the shares from the other shareholders of the Company, the Participants will have a corresponding obligation to that of the shareholders to transfer all of their stock options for redemption to the redeeming shareholder.

6.7. The Board of Directors may, however, in any of the situations prescribed above in paragraph 6.5 and 6.6, also give the Participants an opportunity to exercise all of the stock options in their possession for share subscription or to convert them into stock options issued by another company on such terms and within such time period prior to the completion of the tender offer or redemption, as prescribed by the Board of Directors. At the close of this period set by the Board of Directors, all rights to a share subscription or to a conversion of stock options shall lapse.

6.8. Should the par value of the Company’s share be changed so that the share capital remains unchanged, the number of issued stock options will be amended accordingly so that each stock option will still entitle to subscribe for one Share, and the terms and conditions of the stock options concerning the share subscription will be amended so that the aggregate par value of the Shares to be subscribed for and the aggregate share subscription price remain unchanged.

6.9. Should the Company be changed from a public limited company into a private limited company, the terms and conditions of the stock options will not be amended.

III OTHER TERMS AND CONDITIONS

1. These terms and conditions are governed by the laws of Finland. Disputes arising out of the stock options will be settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.

2. In the event of conflict, the Finnish language version of these terms and conditions shall prevail.

3. The Board of Directors is authorized to make other than material amendments to these terms and conditions. The Board of Directors shall resolve on other matters relating to the stock options as well as the Shares. It may also give binding instructions regarding the Participants. The Company has the sole power to interpret these terms and conditions.

4. Any notices to the Participants relating to this stock option plan shall be made in writing, electronically or any other manner as determined by the Company.

5. The Board of Directors may resolve on the transfer of the stock options or part thereof to the book-entry system and on any possible technical amendments resulted thereby to these terms and conditions of the stock options.

6. The documentation for the stock options referred to in the Finnish Companies Act may be viewed at the Company’s head office in Espoo, Finland.

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STOCK EXCHANGE RELEASE

January 27, 2005

Nokia Board Corporate Governance and Nomination Committee proposes two new members to the Board of Directors

Espoo, Finland - The Corporate Governance and Nomination Committee proposes to the Nokia Annual General Meeting on April 7, 2005, that the number of board members would be increased to ten and that all current members (Paul J. Collins, Georg Ehrnrooth, Bengt Holmström, Per Karlsson, Jorma Ollila, Marjorie Scardino, Vesa Vainio and Arne Wessberg) be re-elected for a term of one year.

Moreover, the Committee proposes that Dan Hesse, a member of the Terabeam Wireless board of directors, and Edouard Michelin, Managing Partner and CEO of Michelin Group, be elected as new members of the Nokia Board for the next one-year term.

Dan Hesse, 51, has served as the Chairman, President and Chief Executive Officer of Terabeam, a US -based telecommunications technology and services company, between 2000 and 2004 when the company merged with YDI Wireless to form Terabeam Wireless. From 1997 to 2000, Mr. Hesse served as the President and Chief Executive Officer of AT&T Wireless Services. He also served as an Executive Vice President at AT&T. Prior to that he was General Manager for the AT&T Online Services Group and President and Chief Executive Officer of AT&T Network Systems International.

Edouard Michelin, 41, joined Michelin, the French world-leading tire manufacturing company, in 1985 and has since held different managerial positions within research, manufacturing, marketing and sales. Between 1990 and 1993 he headed the Michelin manufacturing facilities in North America and the truck tire product line. He is a Michelin Managing Partner, and since 1999, the CEO of Michelin Group.

For more information - Media and Investor Contacts:

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Investor Relations US, tel. +1 972 894 4880

www.nokia.com

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STOCK EXCHANGE RELEASE

January 27, 2005

Nokia’s 2005 Equity Program to follow 2004 structure:

- Performance Shares continue to be used as the main share-based incentive

- Stock options to be granted to selected employees, subject to AGM approval

- Limited use of Restricted Share grants to motivate and retain critical resources

- Plans to keep the equity incentives in 2006 the same as in 2005

Nokia will continue to use performance shares as the main element in its broad-based equity compensation program for 2005. In addition, stock options will be granted to a select number of employees as in 2004. Further, the program will include restricted shares to very few selected employees.  The program follows the structure adopted in 2004.

The target group for the 2005 share-based incentive program continues to be broad and includes a wide number of employees in many levels of the organization. The program will focus on rewarding achievement and retaining critical talent. The combined use of performance shares and stock options builds a well-balanced combination of share-based compensation elements for Nokia’s reward model. The program aligns the potential value received by participants directly with the performance of the company and in line with shareholders’ interests.

No performance shares will vest unless the company performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria: the company’s Average Annual Net Sales Growth and EPS Growth (basic) for 2005 to 2008. If a required performance level is achieved, the first payout will take place in 2007. The second and final payout, if applicable, will be in 2009. Under the 2005 Program, approved by the Nokia Board of Directors, Nokia will grant Performance Share Units in 2005 resulting in a maximum payout of 18.8 million Nokia shares, should the maximum performance levels be met.

It is our intent to grant performance share units to a similar target group and amounting to a similar number also in 2006. We have also reserved a pool of Performance Share Units, to be used for grants within the anticipated annual grant cycle in 2006 as well as for recruiting and special retention needs for 2005 and 2006 combined. This amount may result in a maximum payout of 31.2 million Nokia shares.

Under the 2005 Program, Nokia will issue stock options in 2005 for incentive purposes amounting to a maximum of 8.5 million. The intent is to grant a similar amount also in 2006. We have also reserved an additional pool of stock options to be used for grants within the anticipated annual grant cycle in 2006 as well as for recruiting and special retention needs, for 2005 and 2006 combined.

The grant of stock options is subject to the approval of the 2005 Annual General Meeting. The Equity Program 2005 includes a proposal by the Board of Directors to Nokia’s Annual General Meeting 2005 for the approval of a new two-year stock option plan amounting to a maximum of 25 million stock options, allowing these plans.

In addition, Nokia will continue to use a limited number of restricted shares to recruit, retain, reward and motivate selected high potential and critical employees. The maximum number of restricted shares that we intend to grant during 2005 is 3.5 million.

Our intent is to grant a similar amount in 2006. We have also reserved a pool of restricted shares be used for special needs in 2005 and 2006. This amount may result in a maximum payout of 9 million Nokia shares.

As of December 31, 2004, the total dilution effect of Nokia’s stock options, performance shares and restricted shares currently outstanding, assuming full dilution, is approximately 3.6 % The potential maximum effect of the new program, including the potential grants from the pools mentioned above, would be approximately another 1.5 per centage points.

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www.nokia.com

www.nokia.com/agm

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Information about the Nokia 2005 Performance Share Plan Criteria

Performance shares represent a commitment by the company to deliver Nokia shares to employees at a future point in time subject to the company’s fulfillment of pre-defined performance criteria. Performance shares will vest subject to the company performance reaching at least one of the threshold levels measured by two independent, pre-defined performance criteria: the company’s Average Annual Net Sales Growth and EPS Growth (basic, reported) for the 2005 to 2008 period.

Both the EPS and Average Annual Net Sales Growth criteria will have an equal weight of 50%.

The performance criteria are

1) Average Annual Net Sales Growth: 3 percent (threshold) and 12 percent (maximum), and

2) EPS Growth: EUR 0.82 (threshold) and 1.33 in 2008 (maximum). EPS growth is calculated based on the compounded annual growth rate over the full performance period (2005-2008) compared to 2004 EPS of EUR 0.70.

The maximum performance level for both criteria will result in the vesting of the maximum of 18.8 million Performance Shares. If the threshold levels of performance are not achieved, none of the performance shares will vest. For performance between the threshold and maximum performance levels the payout follows a linear scale. The company will determine the method by which the shares are obtained for delivery after vesting, which may also include cash settlement.

Information about the proposed Nokia 2005 Stock option plan

The Board proposes to the Annual General Meeting convening on April 7, 2005, the approval of a bi-annual stock option plan amounting to a maximum of 25 million stock options. Each stock option would entitle to the subscription of one newly issued Nokia share. The stock options will be granted to a selected number of employees within Nokia Group during a period of 2 years.

The share subscription price applicable upon exercise of the stock options will be determined on a quarterly, or, subject to the Board’s decision, on a monthly basis.

The intention is to determine the exercise prices at fair market value. The share subscription price for each subcategory of stock options to be issued, will equal the trade volume weighted average price of Nokia shares on the Helsinki Exchanges for the first whole week of the second month of the calendar quarter (i.e. February, May, August or November) or, for the monthly priced stock options, the first whole week of such calendar month when the subcategory of the stock option has been denominated.

The share subscription periods (i.e. exercise period) for the stock options will have a quarterly staggered commencement schedule. The subcategories of stock options to be issued under the plan will have a life of approximately 5 years, the last of the subscategories expiring as of 31 December 2011.

Information about the Restricted Share Plan

Those receiving restricted shares will have a 3-year restriction period. The restricted shares will be delivered in 2008, if recipients satisfy the restriction criteria. Shares are not eligible for any shareholder rights during the restriction period.

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SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2005		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel